Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Years ended December 31,
	2012	2011	2010	2009	2008
Income (loss) from continuing operations before income taxes and accounting changes	$712	$206	$(53)	$(858)	$(1,067)
Less: income attributable to noncontrolling interests before income taxes	270	190	199	87	—

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$442	$16	$(252)	$(945)	$(1,067)

Fixed charges included in income (loss):
Interest expense	$467	$496	$454	$393	$470
Interest portion of rental expense	15	16	15	14	18

Subtotal	482	512	469	407	488
Interest credited to investment contractholders	775	794	841	984	1,293

Total fixed charges	$1,257	$1,306	$1,310	$1,391	$1,781

Income available for fixed changes (including interest credited to investment contractholders)	$1,699	$1,322	$1,058	$446	$714

Ratio of income to fixed charges (including interest credited to investment contractholders)	1.35	1.01	0.81	0.32	0.40

Income (loss) available for fixed changes (excluding interest credited to contractholders)	$924	$528	$217	$(538)	$(579)

Ratio of income (loss) to fixed charges (excluding interest credited to investment contractholders)	1.92	1.03	0.46	(1.32)	(1.19)

For the years ended December 31, 2010, 2009 and 2008, our deficiency in income necessary to cover fixed charges was $252 million, $945 million and $1,067 million, respectively.